February 8, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brad Skinner, Esq.
Mail Stop 7010

Re:	Legend International Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 000-32551

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation (“Legend” or the “Company”), we have set forth below the Company’s proposed responses to the Staff’s comment letter dated December 31, 2007 with respect to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB”).

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-1

1.
We note PKF has relied upon the reports of other auditors for all periods prior to December 31, 2003. However, it appears PKF is required to further revise the language in the scope and opinion paragraphs of its report presented on page F-16 to identify and note the nature of this reliance on the reports of other auditors.

Please have your independent accountants revise its report to appropriately identify this reliance in accordance with Auditing Standards No. 543.

PKF will complete additional audit procedures in order to take responsibility for the audit of all of the Company’s consolidated financial statements that are filed with the Form 10-KSB.  The Company would also like to take this opportunity to update the SEC in relation to the reasons why historical audit reports had not been included in the Form 10-KSB filing for the year ended December 31, 2006. The auditor of the Company for the years ended December 31, 1001 and 2002 was Stan J H Lee CPA and for the year ended December 31, 2003 was Clyde Bailey P.C. In respect of Stan J H Lee, Stan J H Lee informed the Company on January 26, 2004 that the certifying accountant had not registered with the Public Company Accounting Oversight Board (PCAOB) and was discontinuing its SEC practice. In respect to Clyde bailey PC, the PCAOB made an order dated November 22, 2005 revoking the registration of Clyde Bailey P.C and barring its sole shareholder, Clyde B Bailey CPA fro being an associated person of a public accounting firm. The matters dealt with by the PCAOB in respect to Clyde Bailey did not relate to the Company. However, neither Stan J.H. Lee or Clyde Bailey PC, as a result of the reasons above, were able to re-issue audit reports for the years ended December 31, 2001 through 2003. Furthermore, we attempted to contact Clyde Bailey P.C when we were filing the Form 10-KSB for the year ended December 31, 2004 and did not receive a response.

Finally, financial information from 2001 through 2003 included in the cumulative periods in the, Form 10-KSB filing for the year ended December 31, 2006 are not material as they represent only about 3% of total cumulative expenses and net income

2.
On a related matter, because PKF has relied upon the reports of other auditors, those reports for all periods prior to December 31, 2003 are required to be presented in the filing.

PKF is performing additional work in order to take responsibility all periods covered by the financial statements to be filed with the Form 10-KSB for the year ended December 31, 2007. . We also refer you to our response to question 1 in respect to the previous auditors of the Company.

The Company is currently in the process of preparing its Form 10-KSB for the year ended December 31, 2007 and respectively requests your consent to include the revised audit report from PKF in the Form 10-KSB for the year ended December 31, 2007 rather than having to file an amendment to the fiscal 2006 Form 10-KSB.

Engineering Comments

General

3.
We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as “reserves,” “resources,” “geological resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 000-32251.  You can review and obtain copies of those filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

We have included the Cautionary Note to US investors on our website as requested.

4.
Your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

“This website contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

We have included the statement on our website as requested.

Exploration History and Forward Work Program, page 6

5.
Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We have included two maps showing the location and access to our properties.

6.	Disclose the following information for each of your properties:

•	The nature of the company’s ownership or interest in the property.

•	A description of all interests in the properties, including the terms of all underlying agreements.

•	An indication of whether the mining claims are State or Federal claims.

•
Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

•	The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

We have amended the narrative to disclose the information as requested.

7.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to the property, including the mode of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration on the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is explanatory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

We have amended the narrative to disclose the information as requested.

Uranium exploration, page 9

8.
You disclose assay values ranging from 250 ppm to 523 ppm. When reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

•	Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

We have amended the narrative to disclose the information as requested.

The Company has attached to this response a revised version of the Description of Business section that it proposes to include in the amended Form 10-KSB for the year ended December 31, 2006 in response to questions 3 to 8.

Since the filing of the Form 10-KSB for the year ended December 31, 2006, the Company’s activities have changed substantially and the revised Description of Business attached to this response, whilst accurate at the time of filing the Form 10-KSB for the year ended December 31, 2006 (subject to the amendments as a result of the SEC comment letter dated December 31, 2007), is now largely out of date as a result of exploration activities since that time and further landholding acquisitions.

The Company is currently in the process of preparing its Form 10-KSB for the year ended December 31, 2007 and respectively requests your consent to include its responses to your comments in the Form 10-KSB for the year ended December 31, 2007 rather than having to file an amendment to the fiscal 2006 Form 10-KSB.

On behalf of the Company we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.

Yours faithfully

PETER LEE
CFO & Secretary

Legend’s Land Holdings and Projects

The Legend landholdings, prospective for phosphate, diamondsand base metalscover 4.2million square acres in the Northern Territory, Australia. Legend’s mining tenements are divided into the following project areas:

•	Diamond Projects:
▪	The Foelsche Project encompassing:
•	Selby Project, Northern Territory.
•	Glyde River, Northern Territory.
•	Foelsche, Northern Territory
▪	Abner Range, Northern Territory.
▪	Cox, Northern Territory.

•	All of these project areas are also prospective for Base Metals.

Tenement Status, Details & Commitments (Past & Projected)

Lease	Lease Status	Project	Grant Date	Expiry Date	Area (Ha)	Anni. Date (2007)	Rent $ (2007)	Commit. $ (2007)
EL22244	Granted	Foelsche	3/7/2003	3/6/2009	144,500	3/6/2007	39,688	20,000
EL22245	Granted	Foelsche	3/7/2003	3/6/2009	42,410	3/6/2007	11,352	20,000
EL22246	Granted	Selby	2/5/2003	2/4/2009	103,700	2/4/2007	30,800	25,000
EL22247	Granted	Selby	2/5/2003	2/4/2009	159,000	2/4/2007	43,472	25,000
EL22251	Granted	Selby	4/24/2003	4/23/2009	164,400	4/23/2007	44,000	20,000
EL22252	Granted	Selby	8/22/2002	8/21/2008	23,580	8/21/2007	12,672	25,000
EL22294	Application 12/9/1999	Cox			108,600
EL22295	Granted	Cox	2/5/2003	2/4/2009	79,050	2/4/2007	21,472	25,000
EL22296	Granted	Cox	2/5/2003	2/4/2009	43,400	2/4/2007	21,912	25,000
EL22297	Granted	Cox	8/5/2003	8/4/2009	70,920	8/4/2007	18,920	20,000
EL22298	Granted	Cox	4/24/2002	4/23/2008	98,480	4/23/2007	52,624	20,000
EL22299	Application 12/9/1999	Cox			125,600
EL22300	Granted	Cox	9/26/2002	9/25/2008	16,560	9/25/2007	8,800	20,000
EL22302	Granted	Cox	9/26/2002	9/25/2008	53,270	9/25/2007	29,920	30,000
EL22351	Granted	Foelsche	8/5/2003	8/4/2009	31,290	8/4/2007	8,360	15,000
EL23116	Granted	Abner Range	3/3/2003	3/2/2009	1,646	3/2/2007	792	15,000
EL23117	Granted	Abner Range	3/3/2003	3/2/2009	1,645	3/2/2007	440	10,000
EL23118	Granted	Abner Range	3/3/2003	3/2/2009	10,520	3/2/2007	2,816	20,000
EL23119	Granted	Foelsche	3/3/2003	3/2/2009	4,927	3/2/2007	1,320	20,000
EL23121	Granted	Foelsche	3/3/2003	3/2/2009	5,915	3/2/2007	1,584	15,000
EL23126	Granted	Cox	8/5/2003	8/4/2009	19,700	8/4/2007	5,280	15,000
EL23127	Application 4/10/2001	Cox			36,020
EL23162	Application 5/9/2001	Cox			38,577
EL23510	Granted	Foelsche	3/3/2003	3/2/2009	985	3/2/2007	264	20,000
EL23511	Granted	Foelsche	3/3/2003	3/2/2009	4,596	3/2/2007	2,464	20,000
EL23512	Granted	Foelsche	3/3/2003	3/2/2009	7,237	3/2/2007	1,936	15,000
EL23513	Granted	Abner Range	3/3/2003	3/2/2009	22,690	3/2/2007	6,072	15,000
EL23514	Granted	Abner Range	3/3/2003	3/2/2009	2,959	3/2/2007	792	15,000
EL23515	Granted	Foelsche	7/4/2003	7/3/2009	22,820	7/3/2007	6,512	15,000
EL25486	Application 7/18/2006	Cox			91,570
EL25612	Application 9/20/2006	Cox			91,750
EL25613	Application 9/20/2006	Cox			81,710
EL25614	Application 9/20/2006	Cox			103,200
EL25615	Application 9/20/2006	Cox			28,710
EL25629	Application 9/25/2006	Cox			17,190

Land Holdings
Northern Territory
DARWIN
TOWNSVILLE
MT ISA
ALICE SPRINGS
BRISBANE
KALGOORLIE
PERTH
BROKEN HILL
SYDNEY
ADELAIDE
CANBERRA
BALLARAT
MELBOURNE
HOBART
LEGEND
N
Decimal Degrees
Legend International Holdings.Inc.
Australia
Northern Territory
L Bowyer
IndexMap

Cox
Foelsche
BORROLOOLA
Selby
Abner Range
Glyde
LEGEND
Decimal Degrees
Legend International Holdings,Inc.
Northern Territory
Tenement Holdings
Overview

Landholdings

All of Legend’s landholdings (tenements) are held under licence from the Northern Territory Government in Australia. Tenements are granted as either exploration licences or mining leases.

Exploration licences can only be applied for over available ground.  Applications consist of a prescribed application form, proposed exploration programme with estimated expenditure and the prescribed application fee.  An exploration licence number is assigned when the application is received.  The Department then assesses the application to determine whether a company is a suitable candidate and proposes to spend sufficient funds on exploration on the licence.  If the Department considers a company to be a suitable candidate, the Department then commences the native title process which involves advertising for the purpose of determining whether there are any objections to the licence being granted. If there are no objections, the licence is granted.

The exploration licence is granted for six years provided the company continues to comply with the licences conditions.  There is a statutory requirement to reduce the area of the exploration licence by fifty percent before the end of years two, three, four and five.  An application to waive the reduction can be made at the time the reduction is due.

Rent is required to be paid each year in advance.  The cost per block is increased by 100% each year after year two.

An annual expenditure report is due each year, as a statement of the amount that has been spent on the ground.  An annual technical report is also due each year, as a statement of the exploration work that has been undertaken on the ground and what work is proposed to be undertaken for the coming year.

The exploration licence is due to expire at the end of year six but a renewal application can be lodged prior to the expiry to, if granted, extend the licence for another two years.  A summary of work completed on the ground together with a detailed explanation of the work proposed for the ground is required to accompany the renewal application.  The rent of the two year period is also required with the renewal application.

If the company proposes to mine a measured resource it will need to apply for a Mineral Lease.  As the Exploration Licence holder it has automatic priority to the ground to be the subject of the Mineral Lease.  Applications consist of a prescribed application form, details of the proposed development, the financial resources to fund the proposal and the prescribed application fee.  A mineral lease number is assigned when the application is received.  The Department then assesses the application to determine the suitability of the proposal.  The application will then pass through the native title process.  An agreement will need to be negotiated with the native title holders/claimants as part of the native title process.  The mineral leases must be surveyed before it is granted.

A mineral lease may be granted for such term as the Minister thinks fit.  The company is required to state the term of the lease required at the time of application.  The term required is stated on the application form.

Rent is required to be paid each year in advance.

An annual expenditure report is due each year, as a statement of what has been spent on the ground.  An annual technical report is also due each year, as a statement of what work has been done on the ground and what work is proposed for the coming year.

Geological History and Kimberlite Occurrence in the McArthur River Basin

The North Australian Craton is one of two principal tectonic domains in the Northern Territory. The dominant tectonic episode for formation of the Craton, reworking the Archaean (or Palaeo-Proterozoic) basement, was the Barramundi Orogeny at 1865-1850Ma. Outcrops of these older deformed and metamorphosed rocks are now surrounded by younger basins.

The McArthur Group is the principal element of cover over the North Australian Craton, composed of mildly deformed and unmetamorphosed Meso-proterozoic (1800-570Ma) dolomitic carbonate, evaporates and sediments. The McArthur River Basin extends over 180,000 square kilometers and its sediments host a number of base metal occurrences including the McArthur Lead-Zinc-Silver shale-hosted deposit; strata-bound, disseminated Lead-Zinc deposits; the Redbank Copper deposits and Cobalt, Uranium and Iron.

The McArthur River Basin is covered by approximately 100 meters of Cambrian Bukalara sandstone and flood basalts in the south. Widespread, young Cretaceous sedimentation covered the region but much has been removed through erosion. One remnant of Cretaceous sediment is host to the Merlin field which represents the youngest volcanic event in the region.

The major structural feature in the McArthur Basin is the north to north-west trending Batten Trough or Batten Fault Zone approximately 70 kilometres wide, to which Legend’s holdings lie to the east. The Trough is bound on the west by the Emu Fault which transects Legend’s holdings in the McArthur River Project. The associated Mallapunyah and Calvert faults are approximately 50 kilometres apart and also trend north-west.

The presence of microdiamonds across the North Australian Craton defies geological boundaries, extending right across its heart. This wide distribution may be due to recycling of the microdiamonds through the younger Cretaceous by fluvial processes. However, an element of high-level fracture control is now evidenced by the Merlin deposits. Since the discovery of the Merlin field, diamond exploration approaches have shifted from Proterozoic mobile belts with little consideration of regional geology, to incorporate the range of fracture zones in the North Australian Craton. The North Australian Craton is extensively underlain by Archaean basement and deep lithospheric, cratonic rocks may be tapped by younger kimberlites as they intrude into these fractures. The Merlin kimberlites are certainly younger than their Cambrian sandstone host, yet older than their Cretaceous cover.

Access

Access to the Northern Territory project areas is by commercial airline to Darwin, the capital of the Northern Territory. From Darwin it is approximately 950 kilometres by road or approximately 2 hours flying time by air. The nearest major town is Borroloola which has limited accommodation and other facilities, where Legend has a base. Access from Borroloola to the drilling sites is normally via helicopter as terrain is rugged. Between April to November, in the dry season, four wheel drive vehicles can be used on dirt roads. Distances from Borroloola to field sites range between 90 and 150 kilometres.

Project	Access
Selby	Via the Carpentaria Highway, east from Daly Waters to Cape Crawford, Borroloola and from the south via Wollogorang.
Glyde
Abner Range
Foelsche
Cox	Via the Roper Highway and cattle station roads to Hodgson River, Nutwood Downs and Cox River, or via the Carpentaria Highway towards Cape Crawford.

Exploration History and Forward Work Program

Historically the Legend tenements have been explored by a range of companies. Annual exploration open file reports have been lodged with the Northern Territory Government as a condition of licensing agreements. Legend makes some reference to previous exploration done by some of these historical landholders derived from this publically accessible, multi-client data resource

Selby Project

The Selby project is located 100km SW of the coast of the Gulf of Carpentaria in the McArthur Basin. An historical Open File review of the Selby region has also identified base metal results from stream sampling adjacent to the Karns Dolomite and regional fault systems. Historical data also reveals that the region remains prospective for diamonds.

A small electomagnetic survey has been conducted and four targets showing pipe-like characteristics have been identified for drilling in relation to diamond exploration. Further work is anticipated to explore for structural or shale-hosted base metals in 2007 utilising geological mapping, rock chip, stream and loam sampling, diamond and reverse circulation drilling.

Glyde Project

The Glyde River is in the Batten Trough and hosts 40 kilometres of alluvial gravels sourced from numerous diamond bearing catchments including the entire Merlin diamond field. The pipes in the Merlin field are located on the eastern shoulder of the Battern Trough only six kilometres east of the Emu Fault. They have intruded the Cambrian Bukalara sandstone and were emplaced around the time of the Alice Springs Orogeny.

The Legend tenement is north of the HYC Pyritic Shale base metal prospect and this Member has been intersected in several drill holes. CRA Exploration Pty Ltd has explored the tenement area for kimberlite. Ashton Mining Ltd collected two bulk samples from separate drainages and had diamond responses. Helicopter magnetics and electromagnetics covered the northern part of the tenement as part of Rio Tinto Limited’s exploration around the Merlin pipe field.

An airborne geophysical program flown in late 2006 located many targets for drilling. Bulk sampling, stream and loam sampling and drilling was planned for December 2006. The geochemistry of drilling and sampling undertaken in 2006 will be analysed in conjunction with geophysical and geological data in order to delineate priority targets. The tenement covering the Glyde River to the north will be examined for alluvial diamonds.

Foelsche Project

Legend’s Foelsche Project tenements are situated approximately 20 kilometres south west of Borroloola and lie east of the Glyde Project and Merlin diamond field. They are bound by regional scale faults which act as fluid conduits for mineralisation and have uplifted basement rocks up to lie against younger sandstones. The Emu fault zone which runs through Legend’s tenements is a mineralised geological feature hosting the HYC Pyritic Shale base metal prospect and a number of known base metal deposits accounting for 8% of world base metal (lead-zinc-silver) production.The area contains historical trains of kimberlite indicator minerals in streams draining the area.

In 2005, airborne electromagnetic/magnetics were flown by Astro Diamond Mining N.L. which identified priority geophysical anomalies. Ground gravity surveys RC/diamond drill holes were used to investigate these in 2006. The source of the geophysical anomalies was attributed to depressions in the Proterozoic sandstone bedrock which were infilled by younger Cretaceous/Tertiary sediment. Similar infill sequences are known to typically occur over kimberlites in the region.

Many exploration targets at Foelsche are not yet explored and numerous kimberlite indicator mineral trains require follow-up. Re-appraisal of airborne electromagnetic/magnetics, additional aeromagnetic surveys and follow-up drilling is planned for the area.

Abner RangeProject

The Abner Range Plateau is approximately 300 kilometers south of Borroloola, west of the Gulf of Carpentaria in the Northern Territory. It is host to the diamondiferous Abner Range Kimberlite part of the Merlin diamondiferous intrusive field, only seven kilometres north of Legend’s holdings. Past indicator mineral sampling by Ashton Mining Ltd and Rio Tinto Limited has recovered macrodiamonds, microdiamonds and chromite indicator minerals with no primary source yet determined.

Airborne electromagnetic, magnetic and gravity surveys flown in late 2006 have identified numerous electromagnetic, gravity & magnetic anomalies and grid-based loam samples will be taken to investigate these in 2007. Geochemical analysis of the results of the loam gridding and sampling will be used to inform regions of high priority for ground gravity surveys. This will be conducted as a part of the ongoing diamond core and reverse circulation drilling program.

Cox Project

The Cox Project covers approximately 8,677 square kilometers and is located between Roper Bar and Cape Crawford on the north western part of the Bauhinia Downs. In the 1980’s indicator mineral sampling by Ashton Mining Ltd and Rio Tinto Limited recovered numerous microdiamonds and three macrodiamonds. Magnetic anomolies and some chromite indicator minerals were found but a primary source was not found by these companies.

Exploration carried out over the Cox Project has included site investigations to verify historical sampling results, a compilation and analysis of historic exploration data from open-file reports and multi-client airborne magnetic data with a view to developing an appropriate exploration strategy.

A rock chip, loam and stream sampling program is being developed to chase historical data.This would enable a thorough coverage of transportation systems in the tenements.

Uranium Exploration

Areview of open file reports documenting past exploration on the Company’s tenements, in particular at Selby on EL22251, which has an area of 1,644 square kilometres, has ascertained the existence of radioactive phosphates at the surface. Uranium is a common by-product of marine phosphate deposits, accounting for a significant proportion of the world’s uranium production. The anomalieshave potential for a wider regional occurrence on EL22251 at Selby. In light of increased commodity prices, an investigation to resolve the specific extent and grades of these anomalies will be incorporated into the current drilling program, which is expected to include surface reconnaissance, reverse circulation drilling, further loam and stream sampling during the year.

Other

Legend uses the services of contract drilling companies and assay laboratories for its exploration programs. It owns three four wheel drive vehicles and some sundry plant and equipment that is used in the exploration activities. There are no subsurface improvements and equipment. Power if required is via diesel generators and water is sourced from local rivers and creeks. The contract drillers are required to source water.

Project	TenID	Grant	2005-2006 Commit	2005-2006 Expend	2006-2007 Commit	2007-2008 Commit
COX	EL 22295	05/02/2003	25,000	7,899	25,000	30,000
COX	EL 22296	05/02/2003	25,000	7,483	25,000	30,000
COX	EL 22297	05/08/2003	20,000	12,736	20,000	30,000
COX	EL 22298	24/04/2002	20,000	20,211	20,000	30,000
COX	EL 22300	26/09/2002	20,000	6,190	20,000	20,000
COX	EL 22302	26/09/2002	20,000	6,190	30,000	30,000
COX	EL 23126	05/08/2003	20,000	3,532	15,000	20,000
			150,000	64,241	155,000	190,000
FOELSCHE	EL 22244	07/03/2003	20,000	20,341	20,000	30,000
FOELSCHE	EL 22245	07/03/2003	20,000	223,256	20,000	100,000
FOELSCHE	EL 22351	05/08/2003	20,000	4,318	15,000	30,000
FOELSCHE	EL 23116	03/03/2003	20,000	5,275	15,000	15,000
FOELSCHE	EL 23117	03/03/2003	20,000	5,251	10,000	20,000
FOELSCHE	EL 23118	03/03/2003	20,000	69,689	20,000	50,000
FOELSCHE	EL 23119	03/03/2003	20,000	86,536	20,000	30,000
FOELSCHE	EL 23121	03/03/2003	20,000	9,248	15,000	100,000
FOELSCHE	EL 23510	03/03/2003	20,000	98,161	20,000	40,000
FOELSCHE	EL 23511	03/03/2003	20,000	6,058	20,000	20,000
FOELSCHE	EL 23512	03/03/2003	15,000	6,338	15,000	20,000
FOELSCHE	EL 23513	03/03/2003	15,000	6,088	15,000	30,000
FOELSCHE	EL 23514	03/03/2003	20,000	6,088	15,000	100,000
FOELSCHE	EL 23515	04/07/2003	20,000	6,914	15,000	150,000
			270,000	553,561	235,000	680,000
SELBY	EL 22246	05/02/2003	25,000	8,714	25,000	30,000
SELBY	EL 22247	05/02/2003	25,000	10,454	25,000	30,000
SELBY	EL 22251	24/04/2003	20,000	150,857	20,000	500,000
SELBY	EL 22252	22/08/2002	20,000	23,000	25,000	50,000
			90,000	193,025	95,000	610,000

The Department have verbally agreed with Legend that as long as legend spends more on exploration than the commitment on a project basis, the Department will consider legend to have met commitment and grant waiver of reduction applications. Furthermore, the Department agreed to grant waivers of the Cox project as a result of the amounts spent on other projects by Legend.

Government Regulations, Declarations & Conditions

The Company’s exploration operations are subject to federal and state laws and regulations governing the method of acquisition and ownership of mining rights, exploration, development, mining, production, taxes, labour standards, occupational health, mine safety, toxic substances other matters.  Federal and State legislation also governs environmental management and native title issues. We are committed to and, to our knowledge, are in compliance with all governmental legislation and regulations.

Mineralisation

No known mineral reserves are known on our land in the Northern Territory. Our previous and proposed programs are exploratory in nature.

Government Requirements for Maintenance of Licences

To ensure that licences are kept in good standing the Company is required to pay the annual rent amount for each licence on its respective anniversary date.  The amount due is dependent upon the size and age of the licence.  The Company is also required to undertake exploration work on the licences and meet the annual expenditure commitments.  Annual reporting is required, specifying details of the exploration programme which has occurred and anticipated for the following year. Failure to comply with the requirements of the licence would place the licence at risk of cancellation and therefore forfeit the right to explore on that ground.

Licence Conditions

The Company is required to meet certain standard conditions and obligations as specified by the Northern Territory of Australia Mining Act, Exploration Licence. These conditions and obligations include conducting activities in a way which minimise environmental damage, rehabilitation, avoiding interference with registered native title sites or areas and ensuring compliance with any other relevant legislation. Mine management plans are to be submitted for any ground disturbance or exploration works, the conditions of which are to be clearly specified for approval and adhered to. Security bonds are payable on Mine management plans and additional conditions can be imposed by the Northern Territory Minister.

Native Title

The rights and obligations of the Company with respect to native title obligations differ between licences depending upon the underlying ownership of the land.  Crown land, namely pastoral lease land, falls under the Native Title Act while Aboriginal freehold land falls under the Aboriginal Land Rights Act (Northern Territory). All the granted licences held by the Company are on pastoral lease land.  The Company is currently in negotiations with the local native title council working towards the grant of several more applications that are situated on aboriginal freehold land. Heritage surveys are contracted where necessary to ensure the protection of local registered and unregistered aboriginal heritage sites.

Environment

The rights and obligations of the Company with respect to environmental management and rehabilitation are based upon the principles of disturbance minimisation, including such things as preservation of mature trees, preventing the spread of noxious weeds, avoiding the disturbance of waterways and waste management. Rehabilitation is a condition of the Security bond and requires such things as sealing of collars, plugging of casings and replacement of topsoils.

Royalties

Certain of the tenements have a 1% gross revenue royalty payable to an external party from all mineral production derived on the tenements.